UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2017

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.

(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.

Millennium Tower

23 Aranha Street

P.O. Box 20245

Tel Aviv, 61202 Israel

(972-3) 684-4400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

1.	Q2 2017 Investor Presentation

Item 1

Asher Grinbaum | Acting CEO August 3 rd , 2017 Q 2 2017 Results

 Important Legal Notes Disclaimer and Safe Harbor for Forward - Looking Statements The information contained herein in this presentation or delivered or to be delivered to you during our presentation does not constitute an offer, expressed or implied, or a recommendation to do any transaction in Israel Chemicals Ltd . (“ICL” or “Company”) securities or in any securities of its affiliates or subsidiaries . This presentation and/or other oral or written statements made by ICL during its presentation or from time to time, may contain forward - looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable securities laws . Whenever words such as "believe," "expect," "anticipate," "intend," "plan," "estimate", “predict” or similar expressions are used, the Company is making forward - looking statements . Such forward - looking statements may include, but are not limited to, those that discuss strategies, goals, financial outlooks, corporate initiatives, existing or new products, existing or new markets, operating efficiencies, or other non - historical matters . Because such statements deal with future events and are based on ICL’s current expectations, they could be impacted or be subject to various risks and uncertainties, including those discussed in the "Risk Factors" section and elsewhere in our Annual Report on Form 20 - F for the year ended December 31 , 2016 , and in subsequent filings with the Tel Aviv Securities Exchange (TASE) and/or the U . S . Securities and Exchange Commission (SEC) . Therefore actual results, performance or achievements of the Company could differ materially from those described in or implied by such forward - looking statements . Although the Company believes that the expectations reflected in such forward - looking statements are based on reasonable assumptions, it can provide no assurance that expectations will be achieved . Except as otherwise required by law, ICL disclaims any intention or obligation to update or revise any forward - looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise . Readers, listeners and viewers are cautioned to consider these risks and uncertainties and to not place undue reliance on such information . Certain market and/or industry data used in this presentation were obtained from internal estimates and studies, where appropriate, as well as from market research and publicly available information . Such information may include data obtained from sources believed to be reliable, however ICL disclaims the accuracy and completeness of such information which is not guaranteed . Internal estimates and studies, which we believe to be reliable, have not been independently verified . We cannot assure that such data is accurate or complete . Included in this presentation are certain non - GAAP financial measures, such as Adjusted Operating income and Adjusted Net income, designed to complement the financial information presented in accordance with IFRS because management believes such measures are useful to investors . These non - GAAP financial measures should be considered only as supplemental to, and not superior to, financial measures provided in accordance with IFRS . Please refer to our Q 2 2017 press release for the quarter ended June 30 , 2017 for a reconciliation of the non - GAAP financial measures included in this presentation to the most directly comparable financial measures prepared in accordance with IFRS .

 Q 2 2017 Results Summary $ millions Q 2 17 Q 2 16 % change Q 1 17 % change Sales 1 , 322 1 , 377 (4.0)% 1 , 295 2.1 % Operating income 144 149 (3.4)% 116 24.1 % Adjusted operating income 153 163 (6.1)% 116 31.9 % Net income 57 120 (52.5)% 68 (16.2)% Free Cash flow 86 85 1.2% 104 (17.3)% External potash sales (thousand tonnes ) 1 , 051 1 , 010 4.1% 942 11.6 % Average potash selling price - FOB 216 221 (2.3)% 216 - See Q 2 2017 press release for a reconciliation of Adjusted operating income to operating income and Adjusted net income to net income . ▪ Solid performance in a challenging environment driven by Industrial Products and Advanced Additives business units ▪ Significant consecutive and year - over - year improvement in YPH JV’s financial results ▪ Continuous demonstration of balance sheet strength driven by a reduction in G&A and strong positive free cash flow ▪ Agreement signed to sell IDE, another step in ICL’s plan to divest low - synergistic businesses Free cash flow = operating cash flow – purchases of property, plant and equipment and intangible assets + dividends from equity - a ccounted investees (also included in “other”)

 Main Quarter Highlights Business Environment ICL Perspective • Late signing of Chinese & Indian contracts • Continued weakness in commodity fertilizer prices, mainly phosphates • Strengthening of the NIS vs. the US dollar • Increased seaborne freight rates • Ammonia shortage in Israel • Solid specialties performance, fueled by Industrial Products and Advanced Additives • YPH JV operational improvement • Strong cash flow generation • G&A expenses reduction, reduced CapEx • Catalan Supreme court’s resolution enables ICL Iberia to continue operations at the Sallent site one more year, with an option for another year • Rotem phosphogypsum spill incident

Business Performance & Major Developments

Specialty Solutions

$ million	Q2 2017	Q2 2016	% change
Sales*	640	667	(4.0)%
Division O/I**	135	136	(1.0)%

- Strong quarter for ICL Advanced Additives driven by **higher acid and fire safety sales**.
- **Strong operating profit** in ICL Industrial Products despite seasonally weaker bromine prices, attributed to cost reductions and higher Phosphorus-based FRs and completion fluids sales.
- ICL Food Specialties' **dairy protein sales continue to face lower volumes** due to a major customer's destocking activity. Nevertheless, Q2 sales increased compared to Q1 2017.

Essential Minerals

$ million	Q2 2017	Q2 2016	% change
Sales*	736	765	(3.8)%
Division O/I**	81	113	(28.3)%

- Year-over-year **increase in potash volumes** sold. Potash shipments to China expected to **significantly increase sales and operating income in 2H2017**.
- Commodity phosphate fertilizer market continues to operate under a **challenging business environment.**
- Continued operational improvements in our YPH JV and a shift to specialties drive **significantly lower operating loss.**
- **Q2 2016 results were positively impacted** by $26 million income from insurance.
- Catalan court adopts ICL's roadmap, **enabling one more year (with an option for a second year) of continuous operations** at Sallent site. Local authorities allows **continued use of existing port facilities** while we complete works at the new port terminal.

* Including inter-business lines' sales

** Excluding G&A, unallocated expenses and eliminations

Where needs take us

5

Phosphogypsum Water Spill at Rotem – Committed to Environmental Restoration

Financial Results Kobi Altman CFO

 Main Financial Figures and Analysis Q 2 2017 Sales ($M) Q 2 2017 Adjusted o perating income ($M) Numbers may not add up due to rounding and set offs See Q 2 2017 financial reports for a reconciliation of Adjusted operating income to operating income Free cash flow = operating cash flow – purchases of property, plant and equipment and intangible assets + dividends from equity - a ccounted investees (also included in “other”) $ millions Q 2 17 Q 2 16 % change Q 1 17 % change Sales 1 , 322 1 , 377 (4.0)% 1 , 295 2.1 % Gross profit 415 417 - 358 15.9 % Operating income 144 149 (3.4)% 116 24.1 % Adjusted operating income 153 163 (6.1)% 116 31.9 % Net income 57 120 (52.5)% 68 (16.2)% Capital Expenditures 109 196 (44.4)% 112 (2.7)% Free cash flow* 86 85 1.2% 104 (17.3)% 1 , 377 1 , 322 21 17 17 163 153 17 12 12 6 6 31

 Finance Expenses $ million Q 2 2017 Q2 2016 Q 1 2017 Financial debt 3 , 412 3 , 662 3 , 383 Interest rate % 3.4% 3.0% 3.2 Net interest expenses 28.1 23.2 27.7 Revaluation of long - term pension liabilities 10.3 (2.4) 7.9 Hedging transactions (5.0) 16.8 (24.3) Special items 14.9 2.0 3.6 20.2 16.4 (12.8) Net financial expenses 48.3 39.6 14.9

 Effective Tax Rate Impacted by Exceptional Items $ million Q2 2017 Q2 2016 FY2016 Adjusted Profit before tax 96 116 506 Income and Natural resources tax 31 29 122 Effective tax rate % 32% 25% 24 Special items 4 --- 26 Post special items 35 29 148 Post special items Tax rate % 36% 25% 29 NIS strengthening and deferred tax assets recognition 6 (24) (48) Post impact of NIS strengthening and DTA recognition 41 5 100 Effective tax rate % 43% 4% 20

 Specialty Solutions Bridge Analysis Sales ($M) Segment operating income ($M) Numbers may not add due to rounding and set offs Excluding G&A and unallocated expenses 667 640 20 5 2 136 135 6 2 1 6

 Essential Minerals Bridge Analysis Sales ($M) Segment operating income ($M) Numbers may not add due to rounding and set offs Excluding G&A and unallocated expenses 765 736 15 10 4 113 81 15 14 6 1 2 2

1 , 111 1 , 067 1 , 103 1 , 203 1 , 287 1 , 337 1 , 406 1 , 274 1 , 206 1 , 306 Q2 2017 Q1 2017 Q4 2016 Q3 2016 Q2 2016 Q1 2016 Q4 2015 Q3 2015 Q2 2015 Q1 2015 86 104 127 96 85 38 Q2 2017 Q1 2017 Q4 2016 Q3 2016 Q2 2016 Q1 2016  Improving Working Capital Management and Cash Flow Generation $ Million * Free cash flow = operating cash flow – purchases of property, plant and equipment and intangible assets + dividends from equity - a ccounted investees (also included in “other”) ** Working capital = trade and other receivables + inventories – trade and other payables (recalculated for prior years) Free Cash Flow* Working Capital** $ Million

Thank You

Appendix

Specialty Solutions Division ϭϲ

 Specialty Solutions’ Business Line Sales Q 2 2017 Numbers may not add due to rounding and set offs Industrial Products Advanced Additives Food Specialties Q2 2016 Quantity Exchange rates Price Q2 2017 294 291 3 2 2 Q2 2016 Quantities Exchange rates Q2 2017 174 147 26 1 Q2 2016 Exchange Rates Prices Quantity Q2 2017 206 208 3 3 8

ICL Essential Minerals Division ϭϴ

 Essential Minerals’ Business Line Sales Q 2 2017 Numbers may not add due to rounding and set offs Specialty Fertilizers Potash & Magnesiu m Phosphates 299 314 3 2 20 319 264 11 6 38 Q2 2016 Exchange Rates Prices Quantity Q2 2017 189 190 2 4 7

 Potash Business Stand - Alone Bridge Analysis Q 2 2017 Sales ($M) Business unit operating income ($M) See Q 2 2017 financial reports for a reconciliation of Adjusted operating income to operating income and Adjusted net income to net income. Numbers may not add due to rounding and set offs Excluding G&A and unallocated expenses 285 302 1 2 20 65 65 8 3 1 12

106 136 171 121 115 135 93 113 89 103 66 81 2016 Q1 2016 Q2 2016 Q3 2016 Q4 2017 Q1 2017 Q2 Essential Minerals Specialty Solutions 216 584 667 701 601 613 640 723 765 748 800 734 736 2016 Q1 2016 Q2 2016 Q3 2016 Q4 2017 Q1 2017 Q2 Essential Minerals Specialty Solutions 46 % Segment Operating Income ($M) **  Focus on Specialty Solutions Promoting Stability Despite Fertilizer Cycle Sales ($M) * Numbers are restated for prior years as Specialty Fertilizers business line was transferred to Essential Minerals * Before elimination of inter - business lines’ sales ** Excluding G&A, unallocated expenses and eliminations 1 , 307 1 , 432 1 , 449 260 249 1 , 401 224 1 , 347 199 181 1 , 376 47% 53% 45% 55% 34% 66% 46% 36% 38% 64% 62% 54% 55% 45% 47% 53% 52% 57% 48% 43% 54% 53% 47%

619 680 794 887 401 355 350 337 2017E 2016A 2015A 2014A 2013A Amount spent Depreciation and amortization Strict CapEx Management while still Investing in Future Growth  CapEx* ($M) * CapEx – additions to property plant and equipment and intangible assets not including PPA adjustments (recalculated for prior years) 2017 target: ~$ 500 - $ 550 million 221 YTD Q 2 2017 A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Senior Vice President, Global General Counsel and Corporate Secretary

Date: August 3, 2017